EX-99.B-77Q1(a)

SUB-ITEM 77Q1(a): Material amendments to the registrant’s charter or by-laws.

WADDELL & REED ADVISORS FUNDS

Supplement dated May 15, 2014 to the

Waddell & Reed Advisors Equity Funds Prospectus

dated October 31, 2013

and as supplemented November 25, 2013

The following replaces the “Portfolio Managers” section for Waddell & Reed Advisors Asset Strategy Fund on page 43:

Portfolio Managers

Michael L. Avery, Executive Vice President of WRIMCO, has managed the Fund since January 1997, and Ryan F. Caldwell, Senior Vice President of WRIMCO, has managed the Fund since January 2007. Effective June 16, 2014, Mr. Caldwell will no longer serve as a manager of the Fund.

The following is added as a new paragraph to the “Portfolio Management” section for Waddell & Reed Advisors Asset Strategy Fund on page 77:

Effective June 16, 2014, Mr. Caldwell will no longer serve as a manager of the Fund.